FILED BY VALIDUS HOLDINGS, LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY:  TRANSATLANTIC HOLDINGS, INC.

COMMISSION FILE NO. 001-10545

Validus Holdings, Ltd. 29 Richmond Road Pembroke, HM 08 Bermuda

VALIDUS SIGNS CONFIDENTIALITY AGREEMENT WITH TRANSATLANTIC

-                    Validus extends expiration date for exchange offer to October 31, 2011

PEMBROKE, BERMUDA, September 23, 2011 - Validus Holdings, Ltd. (NYSE: VR) (“Validus”) announced today that it has entered into a confidentiality agreement with Transatlantic Holdings, Inc. (NYSE: TRH) (“Transatlantic”).  Under the confidentiality agreement, Transatlantic and Validus will exchange non-public information.

Pursuant to the confidentiality agreement, Validus has agreed, during a period that expires at 11:59 p.m., Eastern time, on October 31, 2011, not to take or enter into an agreement with any third party regarding certain actions, including acquiring any additional shares of Transatlantic common stock, mailing a consent solicitation statement to Transatlantic stockholders or collecting consent cards with respect to Validus’ previously announced consent solicitation to remove and replace the current Transatlantic board of directors or seeking to call a special meeting of Transatlantic’s stockholders pursuant to Transatlantic’s by-laws.  Validus and Transatlantic have also agreed to take no action with respect to their pending litigation in the Chancery Court of Delaware and United States District Court for the State of Delaware during this period.  The termination of the period will accelerate if, among other things, Transatlantic enters into an agreement with respect to an acquisition of Transatlantic or the Transatlantic board fails to recommend against any tender offer for Transatlantic common stock commenced by a third party.  There can be no assurance that an agreement with respect to an acquisition by Validus for Transatlantic will be reached.

Additionally, Validus announced today that it has extended its Exchange Offer for all of the outstanding shares of common stock of Transatlantic to 5:00 p.m., Eastern time, on Monday, October 31, 2011, unless extended.  As of 5:00 p.m., Eastern time, on Thursday, September 22, 2011, approximately 699 shares of Transatlantic common stock had been tendered in and not withdrawn from the Exchange Offer.

About Validus Holdings, Ltd.

Validus Holdings, Ltd. is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly-owned subsidiaries, Validus Reinsurance, Ltd. and Talbot Holdings Ltd. Validus Re is a Bermuda based reinsurer focused on short-tail lines of reinsurance. Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183.

Cautionary Note Regarding Forward-Looking Statements

This press release may include forward-looking statements, both with respect to Validus and its industry, that reflect Validus’ current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature are often used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Validus’ control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. Validus believes that these factors include, but are not limited to, the following: 1) uncertainty as to whether Validus will be able to enter into or consummate the proposed transaction on the terms set forth in Validus’ proposal; 2) uncertainty as to the actual premium that will be realized by Transatlantic stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits (including combination synergies) of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Validus and Transatlantic; 4) uncertainty as to the long-term value of Validus voting common shares; 5) unpredictability and severity of catastrophic events; 6) rating agency actions; 7) adequacy of Validus’ or Transatlantic’s risk management and loss limitation methods; 8) cyclicality of demand and pricing in the insurance and reinsurance markets; 9) Validus’ ability to implement its business strategy during “soft” as well as “hard” markets; 10) adequacy of Validus’ or Transatlantic’s loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition in the insurance and reinsurance markets; 14) potential loss of business from one or more major reinsurance or insurance brokers; 15) the credit risk Validus assumes through its dealings with its reinsurance and insurance brokers; 16) Validus’ or Transatlantic’s ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 17) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 18) the integration of businesses Validus may acquire or new business ventures Validus may start; 19) the legal, regulatory and tax regimes under which Validus operates; 20) the effect on Validus’ or Transatlantic’s investment portfolios of changing financial market conditions, including inflation, interest rates, liquidity and the recent downgrade of U.S. securities by Standard & Poor’s and the possible effect on the value of securities in Validus’ and Transatlantic’s investment portfolios, as well as other factors; 21) acts of terrorism or outbreak of war or hostilities; 22) availability of reinsurance and retrocessional coverage; and 23) the outcome of transaction related litigation, as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Validus’ and Transatlantic’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and Transatlantic on file with the Securities and Exchange Commission. Any forward-looking statements made in this press release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Validus or its business, operations or financial condition. Except to the extent required by applicable law, Validus undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

The contents of any websites referenced in this press release are not incorporated by reference herein.

Additional Information about the Proposed Transaction and Where to Find It:

Validus has commenced an exchange offer to acquire all of the outstanding shares of common stock of Transatlantic for 1.5564 Validus voting common shares and $8.00 cash per Transatlantic share.  This press release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Transatlantic common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the prospectus/offer to exchange included in the Registration Statement on Form S-4 (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) filed by Validus with the Securities and Exchange Commission.  The Registration Statement on Form S-4 has been declared effective by the Securities and Exchange Commission.  The Exchange Offer will be made only through the Exchange Offer Documents.  This press release is also not a substitute for the definitive consent solicitation statement that Validus may file with the Securities and Exchange Commission or any other documents which Validus may send to its or Transatlantic’s stockholders in connection with the consent solicitation.  Investors and security holders are urged to read the Exchange Offer Documents, the definitive consent solicitation statement and all other relevant documents that Validus has filed or may file with the Securities and Exchange Commission if and when they become available because they contain or will contain important information about the proposed transaction and the consent solicitation.  All such documents, if filed, will be available free of charge at the Securities and Exchange Commission’s website

(www.sec.gov) or by directing a request to Innisfree M&A Incorporated at (877) 717-3929 (banks and brokers may call collect at (212) 750-5833).

Participants in the Solicitation:

Validus, its directors and certain of its officers and Validus’ nominees to the Transatlantic board of directors may be deemed to be participants in any solicitation of Transatlantic stockholders in connection with the consent solicitation.  Information about the participants in the solicitation is available in the preliminary consent solicitation statement that Validus filed with the Securities and Exchange Commission on September 14, 2011 in connection with the proposed consent solicitation. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary consent solicitation statement.

SOURCE: Validus Holdings, Ltd.

Investors:	Media:
Validus Holdings, Ltd.	Brunswick Group
Jeff Consolino, President and Chief Financial Officer	Stan Neve / Gemma Hart
Jon Levenson, Executive Vice President	+1-212-333-3810
+1-441-278-9000
or
Innisfree M&A Incorporated
Arthur Crozier / Jennifer Shotwell / Scott Winter
+1-212-750-5833